Exhibit 99.8

TOWER ONE WIRELESS COLOMBIA UPDATE

VANCOUVER, BC, Canada – May 16, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2AFT9) (the “Company”) announces an update regarding its operations in Colombia. The company was recently awarded an additional six search rings from a Mobile Network Operator (“MNO”).

Additionally, Tower One Wireless is awaiting the completion of the Colombian 700MHz and 1900MHz spectrum auction as it pertains to every MNO’s tower rollout for the balance of 2017-2020.

Alex Ochoa, CEO, states: “We expect the results of this auction to be imminent and Colombia’s network growth to accelerate once the auction is complete. Meanwhile the company continues to make significant strides in the now very active Argentine tower market.”

About Colombia’s Spectrum Auction

Colombia’s Ministry of Information Technology and Communications (Ministerio de Tecnologias de la Informacion y las Comunicaciones, MinTIC), in conjunction with the National Spectrum Agency (Agencia Nacional de Espectro, ANE) initiated a public consultation regarding its plans to auction frequencies in the 700MHz and 1900MHz bands. As a first step, the authorities seek to increase the existing spectrum caps in the sub-1GHz ‘low bands’ (689MHz to 960MHz) from 30MHz to 45MHz per operator, simultaneously increasing the spectrum caps in the ‘high bands’ (1710MHz to 2690MHz) from 85MHz to 90MHz.

As per the draft resolution, a total of 70MHz (2x 35MHz) of spectrum will be offered in the 700MHz band (713MHz-748MHz, paired with 768MHz-803MHz). The 700MHz spectrum is expected to be divided up as follows: 2x 15MHz blocks (Block A), 2x 10MHz blocks (Block B) and two 2x 5MHz blocks (Blocks C and D). A supplementary 2x 2.5MHz block of 1900MHz spectrum will also be auctioned, comprising frequencies in the 1865MHz-1867.5MHz/1945MHz-1947.5MHz bands (Block E). The public consultation commenced on 7 February and ended March 2017

About Tower One Wireless Corp

Tower One builds, owns, and leases a portfolio of wireless infrastructure assets to wireless carriers on long-term contracts. Tower One is the only publicly traded small cap entry in the tower and wireless infrastructure industry. Tower One is operated by a team of telecom and finance professionals with a long history of success in the telecom and wireless infrastructure business. At Managements election 30 million shares issued to Tower One Management cannot be sold for 3 years. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks.

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, level of activity, performance or results to differ materially from those reflected in the forward-looking statements, including, without limitation: (i) that environmental laws and regulations may become more onerous; (ii) that the Company may not be able to raise additional funds when necessary; (iii) risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions with the business; (v) competition; (iv) the uncertainty of profitability based upon the Company’s history of losses; (xiii) risks related to environmental regulation and liability; (vi) risks associated with failure to maintain community acceptance, agreements and permissions (generally referred to as “social licence”); (vii) risks relating to obtaining and maintaining all necessary government permits, approvals and authorizations relating to the continued operation and development of the Company’s projects; (viii) risks related to the outcome of legal actions; (ix) political and regulatory risks; (x) risks related to current global financial conditions; and (xi) other risks and uncertainties related to the Company’s prospects, assets and business strategy. Important factors that could cause actual results to differ materially from the Company’s expectations include, litigation, global economic climate, loss of key employees and consultants, additional funding requirements, changes in laws, competition, and failure of counterparties to perform their contractual obligations. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Investors are cautioned that forward-looking statements are not guarantees of future performance or events and, accordingly are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty of such statements.

The forward-looking statements contained in this news release are made as of the date of this news release. Except as required by law, the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, the Company undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.